September 9, 2009
Ms. Jaime G. John, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	AmREIT Monthly Income & Growth Fund III, Ltd. File No. 000-52619 Form 10-K for the year ended December 31, 2008 Form 10-Q for the quarter ended March 31, 2009
Dear Ms. John,
     This letter sets forth the responses of AmREIT Monthly Income & Growth Fund III, Ltd. (the “Issuer”), to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in your letter dated August 25, 2009. For your convenience, we have set forth each of your comments followed by the relevant response.
Form 10-K FOR THE YEAR ENDED DECEMBER 31, 2009
Item 5. Market for Common Equity... page 18
1.	COMMENT: We note your response to comment 2 of our letter. In response to our comment, you state that redemption requests received after December 31, 2008, would no longer be considered. It appears that you have either suspended or terminated your redemption program. Please disclose this in future filings.

RESPONSE: The Issuer confirms that in future filings, we will specifically disclose that we are no longer considering redemption requests from shareholders.
AMENDMENT NO. 1 TO FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009
2.	COMMENT: We note that your amendment does not include the financial statements and financial statement schedule referenced in your amended Report of Independent Registered Public Accounting firm. Since you are amending a portion of Item 7, please amend your Form 10-K to include the entire contents of Item 7. Also note that you are required to file updated certifications with the amended Form 10-K.

RESPONSE: We note the Staff’s comment and will file Amendment No. 2 to our Form 10-K for the year ended December 31, 2008. This amendment will include the entire contents of Item 7 as well as updated certifications.
The Issuer acknowledges that:
•	The Issuer is responsible for the adequacy and accuracy of the disclosure in the filing:

Jaime G. John
September 9, 2009

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Issuer may not assert staff comments as a defense in any proceeding intiated by the Commission or any person under the federal securities laws of the United States.
We thank you in advance for your consideration of the above responses. Should you have any additional questions or need additional assistance, I can be contacted at (713) 850-1400.
Sincerely,

/s/ Chad Braun
Chad Braun
Chief Financial Officer